

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Xiong Luo
Chief Executive Officer
Sino Green Land Corp.
10/F, Tower A, Manulife Financial Centre, 223-231
Wai Yip Street, Kwan Tong
Kowloon, Hong Kong

> **Re: Sino Green Land Corp.**
> **Registration Statement on Form 10-12G**
> **Filed July 29, 2021**
> **File No. 000-53208**

Dear Mr. Luo:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed July 29, 2021

Introductory Comment, page 3

1.   Provide prominent disclosure about the emerging legal and operational risks associated with being based in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by the Chinese government, such as those related to data security, anti-monopoly concerns and China's extension of authority into Hong Kong, has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign

exchange. Please consider a discussion of how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong and any other recent legislative changes, has or may impact your ability to operate with legal certainty.

2. Disclose the emerging risks that being based in Hong Kong, and thereby subject to political and economic influence from China, poses to investors. In particular, describe the emerging regulatory, liquidity, and enforcement risks in light of China's extension of authority into Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China's laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Item 13. Financial Statements and Supplementary Data, page 20

3. Provide the interim unaudited financial statements of the company for the period ended March 31, 2021 and the period ended June 30, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jackson Morris